BAE Systems plc ("BAE Systems")

Statement regarding Babcock International Group plc ("Babcock")

On 23 March 2006, BAE Systems and VT Group plc announced that they were engaged in exploratory discussions with respect to a potential joint acquisition of Babcock. These discussions have now ceased. Accordingly, BAE Systems confirms that it has no present intention of making an offer for Babcock*.

BAE Systems will continue to consider alternative options to restructure the UK naval surface ship and submarine sectors, in line with HMG's policy set out in the Defence White Paper published in December 2005.

* Pursuant to Rule 2.8 of the City Code on Takeovers and Mergers (the "Code"), BAE Systems reserves the right to announce an offer or possible offer for Babcock and / or take any other action which would otherwise be restricted under Rule 2.8 of the Code within the next six months if there is a material change of circumstances or if any of the following events occurs:

(i) there is an announcement of a third party offer for Babcock;
(ii) the agreement or recommendation of the Board of Babcock to an offer from BAE Systems or from a person with whom BAE Systems is acting in concert or to a joint offer from BAE Systems and a concert party; or
(iii) Babcock announces a whitewash proposal or a reverse takeover.

Issued by
BAE Systems plc
London